Exhibit 21.1

Subsidiaries of the Registrant

Parent	State or Other Jurisdiction of Incorporation	Percentage Ownership

North Penn Bancorp, Inc.	Pennsylvania

Subsidiary

North Penn Bank	Pennsylvania	100%
Norpenco, Inc.	Pennsylvania	100%
North Penn Settlement Services, LLC	Pennsylvania	100%